
TORII LABS
CALIFORNIA
Q1 2019



TORII LABS

PLANT MEDICINE IS THE SOLUTION



DR. MAURO ZAPPATERRA, MD, PHD

"Stress, whether physical, emotional or spiritual, is the number one reason people come to my practice. Too much stress is harmful to our bodies and minds and contributes to inflammation throughout our systems leading to many chronic illnesses and chronic pain. Adaptogens like eleuthero and rhodiola are very powerful, effective natural ways to help the body manage and adapt to stress on a daily basis and help maintain homeostasis—that sense of equilibrium."



TORII LABS

Western Society is addicted to quick-fix solutions that increase stress and contribute to fatigue and underperformance.

BURN OUT

ADRENAL FATIGUE

LACK OF FOCUS

DEPRESSION

OBESITY

HEART DISEASE

DIABETES

ANXIETY





2/3
of all deaths in the US are due to cancer, diabetes & heart disease

80%
of all doctor visits are stress related

$2.1
trillion spent on chronic disease healthcare

60
million sleeping pill prescriptions in 2013

*Source: Euromonitor 2012 Health & Wellness



TORII LABS

Torii is the plant medicine company creating herbal elixirs that balance, build and brighten your body and mind.

THE ENLIGHTENED APPROACH TO VITALITY





PLANT BASED PRODUCT INNOVATION

4 EXISTING 2OZ SHOTS TO ADDRESS ENERGY, SLEEP, ANXIETY AND DEPLETION



TORII LABS

NATURAL
PRODUCT
MARKET



U.S. NP industry passed $200 billion in 2017

U.S. Natural and Organic Product Industry sales grew 6.5% to $207B in 2017. Natural, organic and functional F&B sales = 70% of sales.

Pie chart:
- Natural & Organic Foods — 39%
- Functional Foods — 31%
- Supplements — 21%
- Natural Living — 9%

Source: *Nutrition Business Journal* (2017 preliminary estimates; $mil, consumer sales)

©2018 New Hope Network | Informa





TORII LABS

Torii Labs is currently participating in the PepsiCo Greenhouse Nutrition 6-month Accelerator program.



'Torii Labs was identified as one of the top 10 emerging natural product companies 2018'





'chosen from nearly 300 applicants nationwide'



TORII LABS

COMPETITION

There is an exciting opportunity to be the first to create <u>Liquid</u> **<u>great tasting</u>**, **<u>efficacious</u>** herbal supplements.

Competition	Names	Size (oz)	taste (0-5)	efficacious (0-5)	price
	**Torii Shots**	**1.9**	**4** ★	**4.5** ★	**$4.99**
	Goldthread	12	4	1.5	$3.50
	Rebbl	12	3.5	1	$3.99
	CBD	2	2	3.5	$7.29
	KOR	1.7	2	2	$3.99
	VIVE	1.9	2,5	2.5	$3.99



TORII LABS

CURRENT

Torii Labs currently sells in the top wholesale channels in California, NYC and select stores in London UK

- ‣ 4 SKU'S sold in 90 premium wholesale stores across LA, NYC and Bay Area.
- ‣ Erewhon, Earthbar, Beaming, Rainbow Acres, Planet Organic UK, Berkley Bowl.
- ‣ Unit economics -
  - ‣ Shots Wholesale $2.6 - $3, MSRM $4.99-$5.99
- ‣ Gross Profit margin:
- ‣ online = 70+%.
- ‣ Retail = 55%













TORII LABS

TORII WEEKLY VELOCITY FIGURES

Strong early velocity figures in first month of Sales.

Limited data due to sales only starting in January.

"I sold 40 units in Erewhon Calabasas in 3 hours!"
Giles Hayward Founder



Erewhon Venice is selling circa 12 Awake units per week in first 3 weeks.



Earthbar Market St is selling circa 20 Awake units per week in first 3 weeks.



TORII LABS

DISTRIBUTION STRATEGY 2019

Bricks and Clicks

80% Wholesale

Natural Product Groceries

Juice Bars

Premium Hotels





ROSEWOOD
HOTELS & RESORTS

20% E-commerce

Monthly box subscription model





TORII LABS

GROWTH OPPORTUNITIES
GROCERIES

Torii Labs has secured strong wholesale partners to grow revenue in 2019









TORII LABS

LUXURY HOTELS

Torii shots are now stocked in a number of hotel mini bar.

Hotel	Rooms
Launching	
Equinox	250
Carlyle Rosewood	188
Karakia Hotels	50
Miracle Manor	8





Hotel	Rooms
In Discussions with:	
One Hotel Group	800+
Proper Hotel	600
Delos	1000+

EQUINOX





TORII LABS

E-COMMERCE

Torii Labs runs a fully operational e-commerce site set up to drive monthly subscription sales.





- Tested subscription funnel in 2017 with CPA of $55 and click through rate of 4.8%.
- 115 subscribers in 3 months (2017).
- Strategy to drive monthly box subscription to support a customer daily ritual.
- Drive sales through media buying (FB and Google ad words), and influencer campaigns.
-



TORII LABS

CO- FOUNDER AND CEO



GILES HAYWARD
Co- Founder - CEO

- Founded a start up as sole investor and founding partner (Phylia de M.)
- History of specialization in corporate and project financing in the emerging markets of China & Russia ($500m of assets under management)
- Retreat director and co-founder of the Tyringham Initiative (www.tyringhaminitiative.com), a center of consciousness research and transformation focused on exploring, and implementing, a 'new paradigm consciousness'
- Serves on the Vista del Mar Children's Charity leadership board, where he develops programs to help heal, inspire, and empower children via reconnection to the natural world
- Yoga, Tai Chi and meditation practitioner
- MBA in sustainability
- Studied TCM and herbology at Emperor's College, Santa Monica



TORII LABS

KEY ADVISOR
AND
FORMULATOR

DR. PIERRE TESSIER
Interim COO and Formulator



- ‣ Master in Culinary Expertise
- ‣ PhD in Biochemistry and Nutrition
- ‣ Developed designer foods and nutraceuticals (Heinz, Kellogg & Nestle)
- ‣ Extensive experience developing new business in new markets, domestic and international
- ‣ Developed, manufactured, marketed products (Costco and Marriott Corporate, as well as food service distributors and restaurant chains)
- ‣ Reduced manufacturing costs 32% by patented Cake Care Pack™



TORII LABS

TEAM OF DOCTORS

We hold science as the backbone of our company



Mauro Zappaterra
MD. PHD.

- Graduated from Harvard Medical School
- Specializes in Physical Medicine and Rehabilitation
- Focuses on optimizing human performance through regenerative medicine, nutrition, mind-body exercises, mind-training, and biofield therapies



Nicki Giandomenico
MD, MSAOM, LAc

- Doctorate in Naturopathic Medicine
- Masters in Acupuncture and Oriental Medicine
- Completed masters at the University of Traditional Chinese Medicine in Shanghai, China



TORII LABS

PRESS

"These tiny tinctures from Torii Labs might be small, but they pack a ton of good-for-you ingredients."

Marie Claire

















WELL + GOOD
Is fulvic acid the secret to actually absorbing your vitamins?
Fans of the unsung hero ingredient say that without it, all those superfoods you're eating are going to waste.
+ READ MORE

THE ZOE REPORT
Ingestible Beauty: Ingredients That'll Make You Healthier And Prettier

marie claire
HEALTH NEWS
Daily Dose

WHAT'S HOT
AU NATUREL

VOGUE
Trying to Kick Coffee? Here Are 7 Alternative Ways to Fuel Your Morning High
1. Lulu Luchaire

SHAPE
Why You Should Add More Adaptogens to Your Diet
What's an Adaptogen?
Torii Labs Awake Tonic

Move Over, Green Juice!



@ToriiLabs #MyStorii